UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2019 (Report No. 5)

Commission File Number: 001-13138

Pointer Telocation Ltd.
(Translation of registrant’s name into English)

14 Hamelacha Street, Rosh Ha’ayin, Israel 4809133
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

APPROVAL OF ALL PROPOSALS AT THE POINTER TELOCATION LTD. EXTRAORDINARY

SHAREHOLDERS MEETING HELD ON AUGUST 29, 2019

On August 29, 2019, the Pointer Telocation Ltd. (“Pointer”) Extraordinary General Meeting of Shareholders (the “Meeting”) took place. At the Meeting, Pointer’s shareholders approved all of the proposals described below, as further detailed in Pointer’s joint proxy statement/prospectus for the Meeting, filed on Form 6-K with the Securities and Exchange Commission (“SEC”) on July 25, 2019, as supplemented on August 23, 2019 (the “Proxy Statement”).

With respect to Proposal 1, the required majority of shareholders voted in favor of, pursuant to Section 320 of the Israeli Companies Law, 5759-1999 (the “Companies Law”), the merger of Pointer and Powerfleet Israel Acquisition Company Ltd. (“Pointer Merger Sub”), including approval of: (i) the Merger pursuant to Sections 314 through 327 of the Companies Law, whereby Pointer Merger Sub will merge with and into Pointer, with Pointer surviving as an indirect, wholly-owned subsidiary of PowerFleet, Inc. (“Parent”) (the “Merger”); (ii) the Agreement and Plan of Merger, dated as of March 13, 2019, by and among Pointer, Pointer Merger Sub, I.D. Systems, Inc. (“IDS”), Parent and Powerfleet Israel Holding Company Ltd. (the “Merger Agreement”); (iii) the consideration to be received by Pointer’s shareholders in the Merger of (a) $8.50 in cash; and (b) 1.272 shares of common stock, par value $0.01 per share, of Parent, without interest, for every outstanding ordinary share of Pointer, par value NIS 3.00 per share; (iv) the purchase by Pointer of a run-off directors’ and officers’ liability insurance policy; and (v) all other transactions and arrangements contemplated by the Merger Agreement, as described in the joint proxy statement/prospectus, dated July 25, 2019.

With respect to Proposal 2, the required majority of shareholders who participated in the Meeting voted in favor of approving the grant of bonuses to certain executives of Pointer in connection with the consummation of the transactions contemplated under the Merger Agreement, in an aggregate amount of $750,000, payable in a combination of Pointer restricted stock units and cash as described in the joint proxy statement/prospectus, dated July 25, 2019.

This Report on Form 6-K is incorporated by reference into Pointer’s registration statements on Form S-8 (Registration Statement Nos. 333-113420, 333-118897, 333-139717, 333-141306, 333-173155, 333-214775 and 333-217655) and Form F-3 (Registration Statement Nos. 333-111019, 333-119998, 333-126257, 333-143399, 333-194483 and 333-199535), filed with the SEC, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POINTER TELOCATION LTD.
(Registrant)

Date: August 29, 2019	/s/ Yossi Ben Shalom
By: Yossi Ben Shalom
Title: Chairman of the Board of Directors

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